SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 1)*

                          SORRENTO NETWORKS CORPORATION
                        (f/k/a OSICOM TECHNOLOGIES, INC.)
                        ---------------------------------
                                (Name of Issuer)


                          Common Stock, $0.30 Par Value
                          -----------------------------
                         (Title of Class of Securities)


                                    83586Q100
                                    ---------
                                 (CUSIP Number)


                                December 31, 2000
                     --------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                [ ]      Rule 13d-1(b)
                [X]      Rule 13d-1(c)
                [ ]      Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                       Continued on the following page(s)
                               Page 1 of 10 pages

                                  SCHEDULE 13G

CUSIP No. 83586Q100                                           Page 2 of 10 Pages


1          Name of Reporting Person
           I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                   WHITE ROCK CAPITAL MANAGEMENT, L.P.

2          Check the Appropriate Box If a Member of a Group*
                                                      a.  [ ]
                                                      b.  [x]

3          SEC Use Only

4          Citizenship or Place of Organization

                  TEXAS


                             5        Sole Voting Power
    Number of                                0
      Shares
   Beneficially              6        Shared Voting Power
     Owned By                                118,000
       Each
    Reporting                7        Sole Dispositive Power
      Person                                 0
       With
                             8        Shared Dispositive Power
                                             118,000

9          Aggregate Amount Beneficially Owned by Each Reporting Person

                                              118,000

10         Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*

                                              [ ]

11         Percent of Class Represented By Amount in Row (9)

                    0.95%

12         Type of Reporting Person*

                    PN; IV



                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 83586Q100                                           Page 3 of 10 Pages

1          Name of Reporting Person
           I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                    WHITE ROCK CAPITAL, INC.

2          Check the Appropriate Box If a Member of a Group*
                                                      a.  [ ]
                                                      b.  [x]

3          SEC Use Only

4          Citizenship or Place of Organization

                  TEXAS

                             5        Sole Voting Power
    Number of                                0
      Shares
   Beneficially              6        Shared Voting Power
     Owned By                                118,000
       Each
    Reporting                7        Sole Dispositive Power
      Person                                 0
       With
                             8        Shared Dispositive Power
                                             118,000

9          Aggregate Amount Beneficially Owned by Each Reporting Person

                                              118,000

10         Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*

                                              [ ]

11         Percent of Class Represented By Amount in Row (9)

                    .95
%
12         Type of Reporting Person*

                    CO; IA



                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 83586Q100                                           Page 4 of 10 Pages


1          Name of Reporting Person
           I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                    THOMAS U. BARTON

2          Check the Appropriate Box If a Member of a Group*
                                                      a.  [ ]
                                                      b.  [x]

3          SEC Use Only

4          Citizenship or Place of Organization

                  TEXAS

                             5        Sole Voting Power
    Number of                                0
      Shares
   Beneficially              6        Shared Voting Power
     Owned By                                118,000
       Each
    Reporting                7        Sole Dispositive Power
      Person                                 0
       With
                             8        Shared Dispositive Power
                                             118,000

9          Aggregate Amount Beneficially Owned by Each Reporting Person

                                              118,000

10         Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*

                                              [ ]

11         Percent of Class Represented By Amount in Row (9)

                    .95%

12         Type of Reporting Person*
                    IA



                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 83586Q100                                           Page 5 of 10 Pages


1          Name of Reporting Person
           I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                    JOSEPH U. BARTON

2          Check the Appropriate Box If a Member of a Group*
                                                      a.  [ ]
                                                      b.  [x]

3          SEC Use Only

4          Citizenship or Place of Organization

                  UNITED STATES

                             5        Sole Voting Power
    Number of                                0
      Shares
   Beneficially              6        Shared Voting Power
     Owned By                                118,000
       Each
    Reporting                7        Sole Dispositive Power
      Person                                 0
       With
                             8        Shared Dispositive Power
                                             118,000

9          Aggregate Amount Beneficially Owned by Each Reporting Person

                                              118,000

10         Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*

                                              [ ]

11         Percent of Class Represented By Amount in Row (9)

                    .95%

12         Type of Reporting Person*

                    IA



                      * SEE INSTRUCTIONS BEFORE FILLING OUT

                                                             Page 6 of 10 Pages


Item 1(a)            Name of Issuer:

                     Sorrento Networks Corporation (f/k/a Osicom Technologies, Inc.) (the "Issuer")

Item 1(b)            Address of the Issuer's Principal Executive Offices:

                     2800 28th Street, Suite 100, Santa Monica, CA 90406

Item 2(a)            Name of Person Filing:

                     This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                     (i) White Rock Capital Management, L.P., a Texas limited partnership ("White Rock Management");

                     (ii) White Rock Capital, Inc., a Texas corporation ("White Rock, Inc.");

                     (iii)    Thomas U. Barton; and

                     (iv)     Joseph U. Barton.


                     This Statement relates to Shares that were acquired by White Rock Management on behalf of certain institutional clients (the "White Rock Clients"). This Statement also relates to Shares held for the account of White Rock Capital Partners, L.P., a Texas limited partnership ("White Rock Partners"). The general partner of White Rock Partners is White Rock Management, the general partner of which is White Rock, Inc. Thomas U. Barton and Joseph U. Barton are the shareholders of White Rock, Inc.

Item 2(b)            Address  of   Principal   Business   Office  or,  if  None,
                     Residence:

                     The address and principal business office of each of White Rock Management, White Rock, Inc., Thomas U. Barton and Joseph U. Barton is 3131 Turtle Creek Boulevard, Suite 800, Dallas, Texas 75219.

Item 2(c)            Citizenship:

                     (i)      White   Rock   Management   is  a  Texas   limited
                              partnership;

                     (ii)     White Rock, Inc. is a Texas corporation;

                     (iii)     Thomas U. Barton is a United States citizen; and

                     (iv)      Joseph U. Barton is a United States citizen.

Item 2(d)            Title of Class of Securities:

                              Common Stock, $0.30 par value (the "Shares")

                                                              Page 7 of 10 Pages

Item 2(e)            CUSIP Number:

                              83586Q100

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                              This Item 3 is not applicable.

Item 4.              Ownership:

Item 4(a)            Amount Beneficially Owned:

                     As of December 31, 2000, each of the Reporting Persons may be deemed the beneficial owner of the following number of Shares:

                           Each of White  Rock,  Inc.,  White  Rock  Management,
Thomas U. Barton and Joseph U. Barton may be deemed to be the beneficial owner of 118,000 Shares. This number consists of (1) 100,000 Shares held for the accounts of White Rock Partners and (2) 18,000 Shares held for the account of White Rock Clients.

Item 4(b)            Percent of Class:

                           The  number of Shares  of which  each of White  Rock,
Inc., White Rock Management, Thomas U. Barton and Joseph U. Barton may be deemed to be the beneficial owner constitutes approximately 0.95% of the total number of Shares outstanding.

Item 4(c) Number of shares as to which such person has:

        White Rock, Management.
        -----------------------

        (i)     Sole power to vote or to direct the vote:                      0

        (ii)    Shared power to vote or to direct the vote:              118,000

        (iii)   Sole power to dispose or to direct the disposition of:         0

        (iv)    Shared power to dispose or to direct the disposition of: 118,000

        White Rock, Inc.
        ----------------

        (i)     Sole power to vote or to direct the vote:                      0

        (ii)    Shared power to vote or to direct the vote:              118,000

        (iii)   Sole power to dispose or to direct the disposition of:         0

        (iv)    Shared power to dispose or to direct the disposition of: 118,000

                                                              Page 8 of 10 Pages

        Thomas U. Barton
        ----------------

        (i)     Sole power to vote or to direct the vote:                      0

        (ii)    Shared power to vote or to direct the vote:              118,000

        (iii)   Sole power to dispose or to direct the disposition of:         0

        (v)    Shared power to dispose or to direct the disposition of:  118,000



        Joseph U. Barton
        ----------------

        (i)     Sole power to vote or to direct the vote:                      0

        (ii)    Shared power to vote or to direct the vote:              118,000

        (iii)   Sole power to dispose or to direct the disposition of:         0

        (iv)    Shared power to dispose or to direct the disposition of: 118,000


Item 5.         Ownership of Five Percent or Less of a Class:

                          As of December 31, 2000,  White Rock, Inc., White Rock
                Management, Thomas U. Barton and Joseph U. Barton ceased to be the beneficial owner of more than five percent of the Shares.

Item 6.         Ownership of More than Five Percent on Behalf of Another Person:

                (i) The shareholders or partners of each of the White Rock Clients have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares, held by the respective White Rock Client in accordance with their partnership or ownership interests in the respective White Rock Client.

                (ii)The partners of White Rock Partners have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by White Rock Partners in accordance with their partnership interests in White Rock Partners.

                   White Rock Partners expressly disclaims beneficial ownership of any Shares held for the accounts of the White Rock Clients. White Rock Clients expressly disclaims beneficial ownership of any Shares held for the accounts of White Rock Partners.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

                              This Item 7 is not applicable.

                                                              Page 9 of 10 Pages

Item 8.              Identification and Classification of Members of the Group:

                              This Item 8 is not applicable.

Item 9.              Notice of Dissolution of Group:

                              This Item 9 is not applicable.

Item 10.             Certification:

                   By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                             Page 10 of 10 Pages

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  January 31, 2001           WHITE ROCK CAPITAL MANAGEMENT, L.P.

                                   By:       White Rock Capital, Inc.
                                             Its General Partner

                                             By: /s/ Paula Storey
                                                 -------------------------------
                                                 Paula Storey
                                                 Attorney-in-Fact

Date:  January 31, 2001           WHITE ROCK CAPITAL, INC.

                                   By: /s/ Paula Storey
                                       -----------------------------------------
                                       Paula Storey
                                       Attorney-in-Fact

Date:  January 31, 2001           THOMAS U. BARTON

                                   By: /s/ Paula Storey
                                       -----------------------------------------
                                       Paula Storey
                                       Attorney-in-Fact


Date:  January 31, 2001           JOSEPH U. BARTON

                                   By: /s/ Paula Storey
                                       -----------------------------------------
                                       Paula Storey
                                       Attorney-in-Fact